SEARS HOLDINGS CORPORATION

3333 Beverly Road

Hoffman Estates, IL 60179

VIA EDGAR

March 28, 2013

Re:	Sears Holdings Corporation

    Commission File No. 000-51217

    Definitive Proxy Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Sears Holdings Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Company’s (i) Notice of Annual Meeting of Stockholders, (ii) Proxy Statement, and (iii) Proxy Card, (collectively, the “Definitive Proxy Materials”), relating to the Company’s 2013 Annual Meeting of Stockholders to be held on May 1, 2013 (the “Annual Meeting”). The Company expects to begin mailing these Definitive Proxy Materials to its stockholders on or about April 2, 2013.

In accordance with Instruction 3 to Item 10 of Schedule 14A, attached as Appendix A to the Proxy Statement is the Sears Holdings Corporation 2013 Stock Plan (the “2013 Plan”) to be acted upon at the Annual Meeting. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby supplementally informs the Securities and Exchange Commission that the Company expects to file as soon as practicable after the Annual Meeting a Registration Statement on Form S-8 to register the shares of common stock that will be issuable under the 2013 Plan, assuming stockholder approval of the 2013 Plan.

If you have any questions, please contact the undersigned at (847) 286-1653.

Very truly yours, Sears Holdings Corporation

/s/ Robert G. Hertel, Jr.
Robert G. Hertel, Jr.
Assistant General Counsel Corporate and Securities